82-3696



m·real

Interim Report

1-3/2006

27.4.2006

SUPPL

dw 5/10

M-real Corporation Stock Exchange Bulletin 27 April 2006 at 1.00 p.m.

POSITIVE RESULT BEFORE TAXES FOR M-REAL'S FIRST QUARTER

M-real's consolidated result before taxes, excluding non-recurring items, improved to EUR 16 million from a loss of EUR 11 million in the previous quarter. The operating result excluding non-recurring items amounted to EUR 35 million (11). Profitability improved mainly due to the increase in the volume of paperboard and fine paper delivered, as well as lower fixed costs achieved through implemented savings measures. By contrast, profitability was weakened by the significant increase in energy costs and higher fibre cost, particularly in the Commercial Printing business area.

KEY FIGURES	1-3/06	10-12/05	1-3/05	1-12/05
Sales, M€	1,441	1,369	1,344	5,241
Operating result, M€	35	-27	115	36
excluding non-recurring items, M€	35	11	30	4
Result before taxes, M€	16	-49	77	-114
excluding non-recurring items, M€	16	-11	-8	-142
Result for the period, M€	3	-38	77	-80
Earnings per share, e	0.01	-0.12	0.23	-0.25
Return on equity, %	0.5	-6.6	12.5	-3.4
excluding non-recurring items, %	0.5	-0.5	-1.3	-4.8
Return on capital employed, %	3.4	-1.8	10.1	1.2
excluding non-recurring items, %	3.4	1.4	3.0	0.5
Equity ratio at end of period, %	36.2	36.6	38.6	36.6
Gearing ratio at end of period, %	100	95	81	95
Interest-bearing net liabilities, M€	2,296	2,205	1,988	2,205
Gross investments, M€	103	144	93	452
Paperboard deliveries, 1,000 tonnes	304	268	281	1,006
Paper deliveries, 1,000 tonnes	1,080	1,037	1,019	4,046
Personnel at end of period	15,046	15,154	15,453	15,154

M-real's President & CEO Hannu Anttila comments: "While we achieved a positive financial result in line with our objectives, our profitability is modest. This is due to a sharp rise in costs, which we have not been able to successfully offset by raising product prices. The upward trend in production costs and resulting pressure to raise the prices of paper and paperboard continues."

"M-real's gearing ratio has reached the set maximum level. This is attributable to profitability being weaker than anticipated, losses due to last summer's labour disputes and investments allocated to strategic projects such as the Kaskinen BCTMP mill, Simpele board mill and Metsä-Botnia's pulp mill in Uruguay. In the short-term we will focus on cost savings projects as well as managing the indebtedness development. While our second-quarter performance is anticipated to be weaker than in the first quarter, we are confident the financial result for 2006 excluding non-recurring items will be positive," Anttila concludes.

M-REAL CORPORATION

Corporate Communications

For further information please contact Mr Hannu Anttila, President and CEO, tel. +358 10 469 4343 or Mr Juhani Pöhö, Executive Vice President and CFO, tel. +358 10 469 5283

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 31 MARCH 2006

MARKET SITUATION

Economic growth in the eurozone increased slightly as domestic demand picked up. Several indicators pointed to economic growth also elsewhere in Europe. Overall growth in the world economy continued strong with Asia leading the way. Uncertainty factors still include the price of crude oil, the US trade deficit and the dollar exchange rate.

In Western Europe, printed advertising spending is this year estimated to grow slightly faster than the general economy.

Demand for folding boxboard developed positively in Europe, especially in Eastern Europe. Deliveries by west European producers to Europe increased by almost 10 per cent, while exports to markets outside Europe fell slightly from the previous year. Deliveries of white top liner also increased markedly. The market prices of both folding boxboard and white top liner remained stable.

Deliveries of coated and uncoated fine papers by west European producers rose clearly above the levels of the corresponding period in 2005. Total deliveries of coated magazine papers continued unchanged. While demand in Europe picked up slightly, deliveries to markets outside Europe fell somewhat short of the previous year's levels.

There were no major changes to the European paper market prices. The price of office paper showed a slight upturn at the end of the report period.

JANUARY-MARCH EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the first quarter, M-real's consolidated sales amounted to EUR 1,441 million (10-12/2005: 1,369). Sales were up 5.3 per cent.

Operating result was EUR 35 million (-27). The operating result does not include non-recurring items. The operating result for the previous quarter included EUR 38 million of non-recurring net expenses. The previous quarter's operating result excluding non-recurring items amounted to EUR 11 million.

The operating result improved mainly due to the increase in the volume of paperboard and fine paper delivered and lower fixed costs thanks to the implemented savings measures. The financial result was weakened by the considerable increase in energy costs. This weakening was moderated by valuation gains of EUR 8 million on electricity derivatives realized at Group level. Higher fibre costs, particularly in the Commercial Printing business area, weakened profitability.

Deliveries of paperboard to customers totalled 304,000 tonnes (268,000). Production was curtailed by 12,000 tonnes in line with demand (20,000).

Total deliveries of paper totalled 1,080,000 tonnes (1,037,000). Production curtailments amounted to 36,000 tonnes (38,000).

Profitability improved in all business areas except Publishing.

The share of the results in associated companies amounted to a loss of EUR 1 million (profit of 1).

Financial income and expenses were in total EUR -18 million (-23). Foreign exchange differences on accounts receivable and payable, financial items and the valuations of currency hedging were EUR 8 million (-7). Net interest and other financial expenses were EUR -26 million (-16).

Other financial expenses include EUR 4 million of valuation gains on interest rate derivatives. In the previous quarter, valuation gains of EUR 10 million were booked on the corresponding instruments.

Currency and interest rate hedges are used to hedge future cash flows against fluctuations in foreign exchange and interest rates. The valuation gains and losses that were booked are attributable primarily to changes in the exchange rate of the US dollar and in the general level of interest rates. Beginning in the third quarter of 2005, M-real has applied partial hedge accounting according to IAS 39 to hedge its dollar cash flow exposure, and from the last quarter, it has also hedged the cash flow exposure of the Swedish krona. Valuation gains of EUR 6 million were recognised in shareholders' equity at the end of March.

At the end of March, the US dollar exchange rate against the euro was 2.6 per cent lower and the rate of the British pound against the euro 1.6 per cent lower than at the end of December. On average, the dollar weakened by 1.1 per cent and sterling by 0.9 per cent compared with the previous quarter.

The result before taxes was EUR 16 million (-49). Excluding non-recurring items, the result before taxes for the previous period amounted to EUR -11 million.

M-real's financial result for the reporting period was EUR 3 million (-38). Income taxes, including the change in the deferred tax liability, amounted to EUR 13 million (positive 11).

Earnings per share were EUR 0.01 (-0.12) and net of non-recurring items, EUR 0.01 (-0.01).

The return on equity was 0.5 per cent (-6.6); excluding non-recurring items, 0.5 per cent (-0.5). The return on capital employed was 3.4 per cent (-1.8); excluding non-recurring items, 3.4 per cent (1.4).

JANUARY-MARCH EARNINGS COMPARED WITH THE CORRESPONDING PERIOD IN 2005

Sales were EUR 1,441 million (1-3/2005: 1,344). Comparable sales rose by 7.9 per cent.

Operating result was EUR 35 million (115). The operating result does not include non-recurring items. The operating result for the corresponding period, excluding non-recurring items, was EUR 30 million.

Profitability was improved mainly by the increase in the volumes of coated fine paper and paperboard delivered, the rise in the price of coated magazine paper and the strengthening of the dollar. By contrast, profitability was weakened by a significant increase in energy costs in all business areas, higher fibre costs in Commercial Printing and a fall in the price of uncoated graphic paper.

Deliveries of paperboard to customers totalled 304,000 tonnes (281,000). Production was curtailed by 12,000 tonnes in line with demand (17,000).

The total volume of paper deliveries was 1,080,000 tonnes (1,019,000). Production curtailments amounted to 36,000 tonnes (64,000).

Profitability improved in the Publishing, Commercial Printing and Map Merchant business areas.

The operating result for the reporting period includes a 39 per cent share of Metsä-Botnia's operating result, as compared to 47 per cent share in the corresponding period.

The share of the results in associated companies amounted to a loss of EUR 1 million (profit of 1).

Financial income and expenses in total were EUR -18 million (-39). Foreign exchange differences on accounts receivable and payable, financial items and the valuations of currency hedging were EUR 8 million (-11). Net interest and other financial expenses were EUR -26 million (-28).

Other financial expenses include EUR 4 million of valuation gains on interest rate hedges.

At the end of March, the exchange rate of the US dollar against the euro was 9.0 per cent higher and the rate of the British pound against the euro 1.1 per cent lower than at the end of March 2005. On average, the dollar strengthened by 8.3 per cent and sterling by 1.0 per cent compared with the first quarter in 2005.

The result before taxes was EUR 16 million (77). The result before taxes excluding non-recurring items was EUR 16 million (-8).

M-real's financial result for the reporting period was EUR 3 million (77). Income taxes, including the change in the deferred tax liability, amounted to EUR 13 million (0).

Earnings per share were EUR 0.01 (0.23). Excluding non-recurring items, earnings per share were EUR 0.01 (-0.03).

The return on equity was 0.5 per cent (12.5); excluding non-recurring items, 0.5 per cent (-1.3 per cent). The return on capital employed was 3.4 per cent (10.1); excluding non-recurring items, 3.4 per cent (3.0).

PERSONNEL

The number of personnel at the end of March was 15,046 employees (15,154 employees at 31 December 2005), of whom 4,430 employees worked in Finland (4,488). The net reduction was 108 employees, of which 12 employees as a result of changes in group structure.

M-real employed an average of 15,082 people during the period under review.

The Group's personnel includes 39 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES

Gross investments were EUR 103 million during the period under review (1-3/2005: 93).

Capital expenditures on property, plant and equipment totalled EUR 81 million, which includes a EUR 37 million share of Metsä-Botnia's investments (15). The share of the Metsä-Botnia's investments for the reporting period is based on a 39 per cent share ownership in Metsä-Botnia, as compared to 47 per cent ownership in the corresponding period.

M-real has also paid a purchase price of EUR 22 million for shares in companies acquired (corresponding to M-real's share in those companies), which consists of additional shares in Metsä-Botnia's subsidiaries and associated companies in Uruguay.

The Simpele mill investment project progressed according to plan. The main shutdown of the investment project took place from 20 March to 6 April, and the mill is currently in post-shutdown

start-up phase. When the investment is completed, the mill's paperboard production capacity will rise to 215,000 tonnes annually.

FINANCING

At the end of March, the equity ratio was 36.2 per cent (12/2005: 36.6) and the gearing ratio 100 per cent (12/2005: 95).

Interest-bearing net liabilities amounted to EUR 2,296 million at the end of March (12/2005: 2,205). Seven per cent of the Group's long-term loans were denominated in foreign currencies. Of these loans, 68 per cent was subject to variable interest rates and the rest to fixed interest rates. The average interest rate on the loans was 5 per cent at the end of March and the average maturity of long-term loans was 4.5 years. The interest rate maturity was 12 months. During the reporting period the interest rate maturity has varied from 12 to 16 months.

First-quarter cash flow from operations before investments and financing was EUR 65 million (10-12/2005: 29). Working capital was up EUR 65 million from the turn of the year due to seasonal factors.

At the end of the period under review, an average of 7 months of net foreign currency exposure was hedged. The degree of hedging during the period has varied between 7 and 9 months. At the end of the reporting period, approximately 98 per cent of the non euro-denominated shareholders' equity was hedged.

Liquidity is good. Liquidity at the end of March was EUR 1,564 million, of which EUR 1,454 million consisted of binding long-term credit commitments and EUR 110 million represented liquid funds and investments. In addition, to meet its short-term financing needs, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 700 million.

On 8 February, Standard & Poors Ratings Services lowered the rating on M-real's long-term loans from BB to BB- and changed the outlook for the rating from stable to negative.

On 28 February, Moody's Investors Services lowered the rating on M-real's long-term loans from Ba2 to Ba3; the outlook for the credit rating remained negative.

In March, M-real launched a 7-year 500 million Eurobond issue. The bond is due on 1 April 2013 and pays a coupon of 7.25 per cent. The issue price was 98.655 to give a yield of 7.50 per cent. The bond was used to repay syndicated revolving credit facilities.

SHARES

The highest price of M-real's Series B share on the Helsinki Stock Exchange during the January-March period 2006 was EUR 5.57, the lowest EUR 4.00 and the average price EUR 4.77. At the end of the March, the price of the Series B share was EUR 5.47. In 2005 the average price was EUR 4.36. The last quotation of the share price at the end of 2005 was EUR 4.22.

The trade volume of the Series B share in the January-March period was EUR 740 million, or 53 per cent of the shares outstanding. The market value of the Series A and B shares at the end of March totalled EUR 1,795 million.

At the end of March, Metsäliitto Cooperative owned 38.6 per cent of M-real Corporation's shares and the voting rights conferred by these shares was 60.5 per cent. International investors owned 33.9 per cent of the shares.

The Annual General Meeting on 13 March 2006 authorized the Board of Directors for one year from the date of the Annual General Meeting to decide on increasing the share capital through one or more rights issues and/or one or more issues of convertible bonds such that in the rights issue or issue of convertible bonds, a total maximum of 58,365,212 M-real Corporation Series B shares with a nominal value of EUR 1.70 can be subscribed for, and that the company's share capital can be increased by a total maximum of EUR 99,220,860.40.

The authorization will confer the right to disapply shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholders' pre-emptive subscription rights can be disapplied providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations. The Board of Directors may not disapply the pre-emptive subscription rights on behalf of a related party.

DIVIDEND

The Annual General Meeting resolved to pay a dividend of EUR 0.12 per share for the financial year ended 31 December 2005, for a total of EUR 39,379,873.44. The dividend was paid out on 23 March.

BOARD OF DIRECTORS AND AUDITORS

The Annual General Meeting elected the following persons to M-real's Board of Directors: Mr Heikki Asunmaa, Titular Counsellor of Forest Economy; Mr Kim Gran, President of Nokian Tyres plc; Mr Kari Jordan, President & CEO of Metsäliitto Cooperative; Mr Asmo Kalpala, CEO of Tapiola Group; Mr Erkki Karmila, Executive Vice President of Nordic Investment Bank; Mr Runar Lillandt, Titular Farming Counsellor; Mr Antti Tanskanen, CEO of the OP Bank Group, and Mr Arimo Uusitalo, Titular Farming Counsellor. The term of office of the Board members extends up to the end of the next Annual General Meeting.

At its organising meeting, the Board of Directors elected Mr Kari Jordan as Chairman and Mr Arimo Uusitalo as Vice Chairman.

The Annual General Meeting elected as M-real's auditors Mr Göran Lindell, Authorized Public Accountant, and the Authorized Public Accountants PricewaterhouseCoopers Oy, with Mr Jouko Malinen, Authorized Public Accountant, acting as Principal Auditor and Mr Björn Renlund, Authorized Public Accountant, and Mr Markku Marjomaa, Authorized Public Accountant, acting as deputy auditors. The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

STRATEGY REVIEW

On 13 March, M-real's Board of Directors has initiated a strategic review of M-real's current business portfolio, with a view to M-real exploring potential benefits of participation in the consolidation and restructuring of the European paper industry. The strategy review is in its early stages and M-real is not in a position to speculate as to the likely outcome thereof.

METSÄ-BOTNIA'S PULP MILL PROJECT IN URUGUAY

Construction work for the pulp mill progressed normally during the first quarter. Foundation work for the buildings has been completed and construction above ground has started. The construction site employed 1,760 people at the end of March.

In April, Metsä-Botnia suspended the construction works for ten days with the aim of contributing to opening a space for dialogue between the governments of Uruguay and Argentina. Metsä-Botnia has announced its desire to assist in solving the dispute to its best ability and, since the start of the project, has openly disclosed information regarding the mill's impact on the region.

The dispute between Uruguay and Argentina over the construction of Metsä-Botnia's pulp mill continues.

NEAR TERM OUTLOOK

In 2006, economic growth in Western Europe is forecast to accelerate slightly, but will likely remain at approximately 2 per cent. Spending on printed advertising is expected to increase by over 2 per cent compared with 2005. The rising market price of crude will keep oil-based raw materials expensive and transport costs high. The continuing upward trend in energy prices and the increase in the market price of pulp will significantly add to the production costs.

During the first quarter, the demand for M-real's main products was good and is forecast to remain approximately at the same level in the second quarter.

The prices of uncoated fine paper and certain speciality papers were raised during the first quarter. The price of coated fine paper sheets was raised in Continental Europe at the beginning of April. Further price increases concerning uncoated fine paper will be made in May. The average prices of fine paper grades are thus in the second quarter expected to be slightly above the levels of the previous quarter. The prices of coated magazine paper and folding boxboard are expected to remain unchanged during the second quarter.

In addition to seasonal factors, the second-quarter performance will also be negatively affected by costs due to maintenance and investment shutdowns and lower production volumes.

M-real's second-quarter result before taxes excluding non-recurring items is forecast to be below the first-quarter level.

Espoo, 27 April 2006

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Consumer Packaging

	I 06	IV 05	III 05	II 05	I 05	2005	I 06/IV 05, change
Sales	257	231	196	199	238	864	+11.3%
EBITDA	44	37	33	6	49	125	+18.9%
EBITDA, %	17.1	16.0	16.8	3.0	20.6	14.5	
Operating result	24	16	14	-16	27	41	
Operating result, %	9.3	6.9	7.1	-8.0	11.3	4.7	
Non-recurring items	0	0	0	0	0	0	
Return on capital employed, %	10.9	7.8	6.7	-6.9	11.9	4.8	
Return on capital employed, excluding non-recurring items, %	10.9	7.8	6.7	-6.9	11.9	4.8	
Deliveries, 1,000 t	304	268	226	231	281	1,006	+13.4%
Paperboard production, 1,000 t	299	272	292	128	293	985	+9.9%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The first quarter compared with the previous quarter

The Consumer Packaging business area reported an operating result of EUR 24 million for the first quarter (10-12/2005: 16). This result does not include non-recurring items. The operating result was improved mainly by the increase in delivery volumes.

Deliveries by west European folding boxboard producers were up 7 per cent. M-real's deliveries of folding boxboard were up 13 per cent. The selling price of folding boxboard was on par with the previous quarter.

The volume of linerboard deliveries was up 14 per cent. The average selling price was on a par with the previous quarter.

The first quarter compared with the corresponding quarter in 2005

The operating result weakened by EUR 3 million compared with the corresponding period in 2005. The operating result was weakened mainly by the increase in fibre and energy costs.

Deliveries by west European folding boxboard producers increased by 7 per cent compared with the corresponding period in 2005. M-real's deliveries were up 6 per cent, the highest growth occurring in Eastern Europe and the Far East. The average euro-denominated selling price of folding boxboard rose slightly thanks to the stronger dollar.

The volume of linerboard deliveries rose by 15 per cent. On average, the selling price remained at the level of the corresponding period last year.

Publishing

	I 06	IV 05	III 05	II 05	I 05	2005	I 06/IV 05, change
Sales	225	230	181	177	208	796	-2.2%
EBITDA	32	34	35	0	29	98	
EBITDA, %	14.2	14.8	19.3	0.0	13.9	12.3	
Operating result	11	13	14	-21	8	14	
Operating result, %	4.9	5.7	7.7	-11.9	3.8	1.8	
Non-recurring items	0	0	0	-2	0	-2	
Return on capital employed, %	4.1	4.8	5.6	-7.7	2.9	1.3	
Return on capital employed, excluding non-recurring items, %	4.1	4.8	5.6	-7.0	2.9	1.6	
Deliveries, 1,000 t	318	326	257	256	307	1.146	-2.5%
Production, 1,000 t	307	315	294	155	308	1.072	-2.5%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The first quarter compared with the previous quarter

The Publishing business area reported an operating result of EUR 11 million for the first quarter (10-12/2005: 13). The operating result does not include non-recurring items. The operating result was weakened mainly by higher energy costs.

Deliveries by west European producers of coated magazine paper were down 10 per cent. The Publishing business area's delivery volume was down 3 per cent.

The first quarter compared with the corresponding quarter in 2005

The operating result improved by EUR 3 million compared with the corresponding period in 2005. This was largely attributable to a 6 per cent rise in the average selling price.

Deliveries by west European coated magazine paper producers were at the level of the corresponding period in 2005. The Publishing business area's delivery volume was up 4 per cent.

Commercial Printing

	I 06	IV 05	III 05	II 05	I 05	2005	I 06/IV 05, change
Sales	394	376	381	368	363	1,488	+4.8%
EBITDA	24	3	25	9	22	58	
EBITDA, %	6.1	0.8	6.6	2.4	6.1	3.9	
Operating result	-2	-41	0	-17	-4	-62	
Operating result, %	-0.5	-10.9	0.0	-4.6	-1.1	-4.2	
Non-recurring items	0	-29	0	-1	+1	-29	
Return on capital employed, %	-0.5	-13.7	0.0	-5.5	-1.0	-4.9	
Return on capital employed, excluding non-recurring items, %	-0.5	-3.9	0.0	-5.1	-1.3	-2.6	
Deliveries, 1,000 t	497	469	480	464	453	1,866	+6.0%
Production, 1,000 t	509	476	482	452	470	1,880	+6.9%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The first quarter compared with the previous quarter

The Commercial Printing business area reported an operating loss of EUR 2 million for the first quarter (10-12/2005: -41). The financial result for the previous quarter included EUR 29 million of non-recurring expenses. The previous quarter's operating result, excluding non-recurring items, amounted to EUR -12 million.

Profitability improved mainly due to the increase in delivery and production volumes, as well as lower fixed costs achieved through implemented savings measures. Fibre and energy costs were clearly above the previous quarter's levels.

Deliveries by west European producers of coated fine paper were up 1 per cent. M-real's deliveries of coated fine paper were up 6 per cent. The average selling price was on par with the previous quarter. The price of certain speciality papers was successfully raised during the first quarter. The prices of coated fine paper sheets was raised in Continental Europe at the beginning of April.

The first quarter compared with the corresponding quarter in 2005

The business area's operating result improved by EUR 2 million compared with the corresponding period in 2005. Profitability was mainly improved by increased delivery volumes, which were up 10 per cent due to positive demand, and lower fixed costs. By contrast, selling prices were below last year's levels. The financial result of the first quarter was negatively affected by the higher fibre and energy costs.

Deliveries by west European producers of coated fine paper were up 7 per cent. M-real's deliveries of coated fine paper were up 13 per cent on the previous year. Deliveries to Europe and North America were up in particular.

Office Papers

	I 06	IV 05	III 05	II 05	I 05	2005	I 06/IV 05, change
Sales	183	167	174	187	176	704	+9.6%
EBITDA	20	18	13	5	20	57	
EBITDA, %	10.9	10.8	7.5	2.7	11.4	8.1	
Operating result	4	3	-3	-10	5	-5	
Operating result, %	2.2	1.8	-1.7	-5.3	2.8	-0.7	
Non-recurring items	0	0	0	-12	3	-9	
Return on capital employed, %	2.2	1.6	-1.1	-5.1	2.4	-0.5	
Return on capital employed, excluding non-recurring items, %	2.2	1.6	-1.1	1.0	1.0	0.6	
Deliveries, 1,000 t	266	242	254	279	259	1,034	+9.9%
Production, 1,000 t	264	258	260	268	248	1,034	+2.3%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The first quarter compared with the previous quarter

The Office Papers business area reported an operating result of EUR 4 million for the first quarter (10-12/2005: 3). Profitability improved mainly by the increase in the delivery volume and lower fixed costs thanks to the implemented savings measures.

Deliveries by west European producers of uncoated fine paper were up 4 per cent. The delivery volume of the Office Papers business area's products was up 10 per cent.

The first quarter compared with the corresponding quarter in 2005

The Office Papers business area reported a decrease of EUR 1 million in the operating result compared with the first quarter in 2005. The financial result was weakened by an increase in energy costs. By contrast, the result was improved by a 2 per cent increase in the average selling price and a 3 per cent increase in delivery volume.

Deliveries by west European producers of uncoated fine paper were up 3 per cent. The delivery volume of the Office Papers business area's products was thus up 3 per cent. Deliveries were up in all market areas.

Map Merchant Group

	I 06	IV 05	III 05	II 05	I 05	2005	I 06/IV 05, change
Sales	365	357	341	351	341	1,390	+2.2%
EBITDA	9	2	6	9	8	26	
EBITDA, %	2.5	0.6	1.8	2.6	2.3	1.9	
Operating result	7	0	5	7	6	18	
Operating result, %	1.9	0.0	1.5	2.0	1.8	1.3	
Non-recurring items	0	-4	0	0	0	-4	
Return on capital employed, %	8.7	2.1	4.5	9.3	8.3	6.0	
Return on capital employed, excluding non-recurring items, %	8.7	7.1	4.5	9.3	8.3	7.2	
Deliveries, 1,000 t	363	347	337	343	332	1,359	+4.6%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The first quarter compared with the previous quarter

The Map Merchants paper merchanting business reported an operating result of EUR 7 million for the first quarter (10-12/2005: 0). The operating result for the previous quarter included EUR 4 million of non-recurring expenses. The financial result for the previous quarter was EUR 4 million excluding non-recurring items.

The result was improved by the seasonal increase in the delivery volumes.

The first quarter compared with the corresponding quarter in 2005

The operating result improved by EUR 1 million compared with the corresponding period in 2005. Profitability improved mainly due to an increase in delivery volumes.

M-REAL GROUP (all figures unaudited)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR million	1-3/06	1-3/05	Change	1-12/05	10-12/05
Continuing operations:					
Sales	**1 441**	**1 344**	**97**	**5 241**	**1 369**
Other operating income	37	114	-77	206	32
Operating expenses	-1 350	-1 245	-105	-5 008	-1 310
Depreciation and impairment losses	-93	-98	5	-403	-118
Operating result	**35**	**115**	**-80**	**36**	**-27**
% of sales	2.4	8.6		0.7	-2.0
Share of results in associated companies	-1	1	-2	-2	1
Net exchange gains and losses	8	-11	19	-33	-7
Other financial income and expenses, net	-26	-28	2	-115	-16
Result before taxes	**16**	**77**	**-61**	**-114**	**-49**
% of sales	1.1	5.7		-2.2	-3.6
Income taxes	-13	0	-13	34	11
Result for the period	**3**	**77**	**-74**	**-80**	**-38**
% of sales	0.2	5.7		-1.5	-2.8
Attributable to:					
Shareholders of parent company	2	76	-74	-81	-38
Minority interest	1	1	0	1	0
Earnings per share for result attributable to the shareholders of parent company, euros	0.01	0.23	-0.22	-0.25	-0.12

CONDENSED CONSOLIDATED BALANCE SHEET

EUR million	31.3.06	%	31.3.05	%	31.12.05	%
ASSETS						
Non-current assets						
Intangible assets	677	10.7	645	10.1	654	10.3
Tangible assets	3 166	50.0	3 160	49.8	3 178	50.2
Biological assets	46	0.7	28	0.4	36	0.6
Shares in associated and other companies	116	1.8	125	2.0	114	1.8
Interest bearing receivables	40	0.7	42	0.7	46	0.7
Deferred tax receivables	31	0.5	39	0.6	33	0.5
Other non-interest bearing receivables	20	0.3	25	0.4	23	0.4
	4 096	64.7	**4 064**	64.0	**4 084**	64.5
Current assets						
Inventories	746	11.8	726	11.5	749	11.8
Receivables						
Interest bearing receivables	172	2.7	218	3.4	167	2.7
Non-interest bearing	1 204	19.0	1 199	18.9	1 215	19.2
Cash and cash equivalents	110	1.8	142	2.2	112	1.8
	2 232	35.3	**2 285**	36.0	**2 243**	35.5
Total assets	6 328	100.0	6 349	100.0	6 327	100.0
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Equity attributable to shareholders of parent company	2 237	35.4	2 431	38.3	2 271	35.9
Minority interest	49	0.8	30	0.5	45	0.7
Total equity	**2 286**	36.2	**2 461**	38.8	**2 316**	36.6
Non-current liabilities						
Deferred tax liabilities	335	5.3	373	5.9	336	5.3
Post employment benefit obligations	210	3,3	216	3,4	211	3,3
Provisions	58	0,9	36	0,6	62	1,0
Other non-interest bearing liabilities	51	0,8	71	1,1	60	0,9
Interest bearing liabilities	2 077	32,8	1 502	23,6	1 877	29,7
	2 731	43,1	**2 198**	34,6	**2 546**	40,2
Current liabilities						
Non-interest bearing liabilities	769	12,1	802	12,6	813	12,9
Interest bearing liabilities	542	8,6	888	14,0	652	10,3
	1 311	20,7	**1 690**	26,6	**1 465**	23,2
Total liabilities	**4 042**	63,8	**3 888**	61,2	**4 011**	63,4
Total shareholders' equity and liabilities	**6 328**	100.0	**6 349**	100.0	**6 327**	100.0

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR million	1-3/ 06	1-3/ 05	1-12/ 05	10-12/ 05
Cash flow from Operating Activities				
Result for the period	3	77	-80	-38
Adjustments to the result, total	127	78	480	131
Change in working capital	-65	-111	-82	-64
Cash flow arising from Operations	**65**	**44**	**318**	**29**
Finance costs, net	-30	-21	-136	-40
Income taxes paid	-5	-10	-46	-15
Net cash flow arising from Operating Activities	**30**	**13**	**136**	**-26**
Investments in intangible and tangible assets	-103	-93	-452	-144
Asset sales and other investing cash flow	2	311	312	-8
Net cash flow arising from Investing Activities	**-101**	**218**	**-140**	**-152**
Minority's share in share issue	19	0	12	12
Changes in loans and in other financial items	90	-292	-100	158
Dividends paid	-39	-39	-39	0
Net cash flow arising from Financial Activities	**70**	**-331**	**-127**	**170**
Changes in Cash and Cash Equivalents	**-1**	**-100**	**-131**	**-8**
Cash and Cash Equivalents at beginning of period	112	242	242	120
Translation adjustments	-1	0	1	0
Changes in Cash and Cash Equivalents	-1	-100	-131	-8
Cash and Cash Equivalents at end of period	**110**	**142**	**112**	**112**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

EUR million	Share capital	Share premium fund	Translation differences	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity Jan 1, 2005, IFRS	558	667	6	2	1 160	37	2 430
Translation differences							0
Net expenses recognised directly in equity				-2			-2
Change in minority interest during the period						7	7
Result for the period					-81	1	-80
Total recognised income for the period				-2	-81	8	-75
Dividends paid					-39		-39
Shareholders' equity Dec 31, 2005	558	667	6	0	1 040	45	2 316
Translation differences			-3				-3
Net expenses recognised directly in equity				6			6
Change in minority interest during the period						3	3
Result for the period					2	1	3
Total recognised income for the period			-3	6	2	4	9
Dividends paid					-39		-39
Shareholders' equity Mar 31, 2006	558	667	3	6	1 003	49	2 286

KEY RATIOS

	1-3/ 06	1-3/ 05	1-12/ 05	10-12/ 05
Sales, EUR Million	1 441	1 344	5 241	1 369
Operating result, EUR Million	35	115	36	-27
excl. non-recurring items	35	30	4	11
Result before taxes, EUR Million	16	77	-114	-49
excl. non-recurring items	16	-8	-142	-11
Result for the period, EUR Million	3	77	-80	-38
Earnings per share, EUR	0.01	0.23	-0.25	-0.12
excl. non-recurring items EUR	0.01	-0.03	-0.35	-0.01
from continuing operations EUR	0.01	0.23	-0.25	-0.12
from discontinued operations EUR	0.00	0.00	0.00	0.00
Return on equity, %	0.5	12.5	-3.4	-6.6
excl. non-recurring items, %	0.5	-1.3	-4.8	-0.5
Return on capital employed, %	3.4	10.1	1.2	-1.8
excl. non-recurring items, %	3.4	3.0	0.5	1.4
Equity ratio, %	36.2	38.6	36.6	36.6
Gearing ratio, %	100	81	95	95
Shareholders' equity per share, EUR	6.82	7.38	6.92	6.92
Interest-bearing net liabilities, EUR Million	2 296	1 988	2 205	2 205
Gross capital expenditure, EUR Million	103	93	452	144
Personnel at the end of the period	15 046	15 453	15 154	15 154

SECURITIES AND GUARANTEES

EUR million	3/06	3/05	12/05
For own loans	98	139	108
For associated companies	1	1	1
For affiliated companies	5	5	5
For others	10	11	11
Total	114	156	125

OPEN DERIVATIVE CONTRACTS EUR million	3/06	3/05	12/05
Interest rate derivatives	4 336	9 822	7 416
Currency derivatives	3 447	6 015	5 365
Other derivatives	106	23	54
Total	7 889	15 860	12 835

The fair value of open derivative contracts calculated at market value at the end of the review period was -3.2 EUR million (-37.3 EUR million Dec 31, 2005).

Also includes other closed contracts to a total amount of euros 3 685.9 million euros (8 164.8 million euros Dec 31, 2005).

QUARTERLY INFORMATION

SALES BY SEGMENTS EUR million	I 06	IV 05	III 05	II 05	I 05	IV 04	III 04	2005
Consumer Packaging	257	231	196	199	238	256	264	864
Publishing	225	230	181	177	208	225	202	796
Commercial Printing	394	376	381	368	363	372	368	1488
Office Papers	183	167	174	187	176	162	168	704
Map Merchant Group	365	357	341	351	341	343	332	1390
Internal sales and other operations	17	8	-4	-23	18	6	53	-1
GROUP TOTAL	1441	1369	1269	1259	1344	1364	1387	5241

OPERATING RESULT BY SEGMENTS, EUR million	I 06	IV 05	III 05	II 05	I 05	IV 04	III 04	2005
Consumer Packaging	24	16	14	-16	27	30	25	41
Publishing	11	13	14	-21	8	4	9	14
Commercial Printing	-2	-41	0	-17	-4	-35	-7	-62
Office Papers	4	3	-3	-10	5	0	4	-5
Map Merchant Group	7	0	5	7	6	0	4	18
Other operations	-9	-18	-10	-15	73	-16	-18	30
Operating result	**35**	**-27**	**20**	**-72**	**115**	**-17**	**17**	**36**
% of sales	2,4	-2,0	1,6	-5,7	8,6	-1,3	1,2	0,7
Share of result in associated companies	-1	2	0	-4	1	-1	1	-2
Net exchange gains and losses	8	-7	0	-15	-11	21	4	-33
Other financial income and expenses, net	-26	-17	-19	-52	-28	-42	-36	-115
Result on continuing operations before tax	**16**	**-49**	**1**	**-143**	**77**	**-39**	**-14**	**-114**
Income tax	-13	11	2	21	0	-8	-8	34
Result on continuing operations	**3**	**-38**	**3**	**-122**	**77**	**-47**	**-23**	**-80**
Result on discontinued operations	0	0	0	0	0	2	-8	0
Result for the period	**3**	**-38**	**3**	**-122**	**77**	**-45**	**-31**	**-80**
Earnings per share adjusted for share issue, EUR	0.01	-0.12	0.01	-0.37	0.23	-0.23	-0.15	-0.25

NON-RECURRING ITEMS	I 06	IV 05	III 05	II 05	I 05	IV 04	III 04	2005
Consumer Packaging	0	0	0	0	0	3	0	0
Publishing	0	0	0	-2	0	1	0	-2
Commercial Printing	0	-29	0	-1	1	-27	0	-29
Office Papers	0	0	0	-12	3	0	0	-9
Map Merchant Group	0	-4	0	0	0	-8	0	-4
Other operations	0	-5	0	0	81	-2	0	76
Non-recurring items in operations, total	**0**	**-38**	**0**	**-15**	**85**	**-33**	**0**	**32**
Non-recurring financial items	**0**	**0**	**0**	**-4**	**0**	**0**	**0**	**-4**
Non-recurring items, total	**0**	**-38**	**0**	**-19**	**85**	**-33**	**0**	**28**
Operating result excl. non-recurring items	35	11	20	-57	30	19	8	4
% of sales	2.4	0.8	1.6	-4.5	2.2	1.4	0.6	0.1
Result before taxes, result excl. non-recurring items	16	-11	1	-124	-9	-3	-24	-142
% of sales	1.1	-0.8	0.1	-9.8	-0.7	-0.2	-1.7	-2.7
Earnings per share, excl. non-recurring items	0.01	-0.01	0.01	-0.32	-0.03	-0.15	-0.15	-0.35
Return on equity, excl. non-recurring items	0.5	-0.6	0.4	-17.6	-1.3	-3.6	-6.1	-4.9
Return on capital employed, excl. non-recurring items	3.4	1.3	2.3	-0.3	3.0	1.7	1.0	0.4

RETURN ON CAPITAL EMPLOYED, %	I 06	IV 05	III 05	II 05	I 05	IV 04	III 04	2005
Consumer Packaging	10.9	7.8	6.7	-6.9	11.9	12.8	10.6	4.8
Publishing	4.1	4.8	5.6	-7.7	2.9	1.6	3.2	1.3
Commercial Printing	-0.5	-13.7	0.0	-5.5	-1.0	-10.4	-1.8	-4.9
Office Papers	2.2	1.6	-1.1	-5.1	2.4	0.1	2.0	-0.5
Map Merchant Group	8.7	2.1	4.5	9.3	8.3	-0.6	5.1	6.0
GROUP TOTAL	3.4	-1.8	2.3	-5.7	10.1	-1.4	1.7	1.2

CAPITAL EMPLOYED EUR million	03/06	12/05	9/05	6/05	3/05	12/04	9/04
Consumer Packaging	917	878	857	835	894	943	949
Publishing	1 124	1 094	1 077	1 056	1 121	1 132	1 144
Commercial Printing	1 273	1 178	1 204	1 225	1 249	1 313	1 362
Office Papers	754	762	764	780	805	818	826
Map Merchant Group	323	324	315	308	306	301	301
Other assets	514	610	506	479	476	428	23
GROUP TOTAL	4 904	4 846	4 723	4 683	4 851	4 935	4 605

Segments' capital employed includes segments' assets (= goodwill, other intangible assets, tangible assets, biological assets, investments in associated companies, inventories and accounts receivables, prepayment and accrued income (excluding interest and tax items)) deducted by segments' liabilities (= accounts payable, advances received and accruals and deferred income (excluding interest and tax items)).

PERSONNEL Average	I 2006	I 2005	I-IV 2005
Consumer Packaging	2 557	2 595	2 667
Publishing	1 431	1 434	1 486
Commercial Printing	4 646	4 858	4 816
Office Papers	1 853	1 975	1 948
Map Merchant Group	2 518	2 518	2 515
Other operations	2 077	2 172	2 146
GROUP TOTAL	15 082	15553	15 578

DELIVERIES 1000 tons	I 06	IV 05	III 05	II 05	I 05	IV 04	III 04	2005
Consumer Packaging	304	268	226	231	281	340	345	1006
Publishing	318	326	257	256	307	336	301	1146
Commercial Printing	497	469	480	464	453	469	464	1866
Office Papers	266	242	254	279	259	233	246	1034
Paper businesses total	1 080	1 037	991	999	1 019	1 038	1 011	4 046
Map Merchant Group	363	347	337	343	332	330	321	1 359

PRODUCTION 1000 tons	I 06	IV 05	III 05	II 05	I 05	IV 04	III 04	2005
Consumer Packaging	299	272	292	128	293	326	355	985
Publishing	307	315	294	155	308	314	309	1 072
Commercial Printing	509	476	482	452	470	472	471	1 880
Office Papers	264	258	260	268	248	244	241	1 034
Paper mills total	1 079	1 048	1 036	875	1 026	1 030	1 021	3 985
Metsä-Botnia's pulp [1)]	251	252	234	108	307	283	290	901
M-real's pulp	440	421	379	350	383	399	384	1 533

[1)] Equals to M-real's ownership in Metsä-Botnia (39% as from II 05, 47% until I 05).

M-REAL CORPORATION

Hannu Anttila
President and CEO